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File No.82-5139

CYBIRD®

JASDAQ

URL : http://www.cybird.co.jp/english/investor/index.html

News Release

December 2, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert
President and CEC
Contact: Tomosada Yoshik
Executive Vice Pr
81-3-5785-6110

Announcement of Details of Issue of Stock Options (Subscription Rights)

Tokyo, Japan, Dec 2, 2004 — CYBIRD Co., Ltd. today announced details for stock options to be granted in accordance with Article 280-20&21 of the Commercial Code of Japan and approved at the sixth annual shareholders' meeting. The following details were determined at a meeting of the Board of Directors on December 2, 2004. Among the items listed below, payment required on exercise of stock option, total amount of common shares of CYBIRD issued or transferred on exercise of stock options, and amount by which capital is increased for each common share issued through the exercise of the stock options will be announced as soon as they are determined on the issue date (December 3, 2004).

1. Issue date: December 3, 2004
2. Issue amount: 1,600 units
3.Issue price: gratis
4. Number and type of shares exchangeable for stock options:
4,800 common shares of CYBIRD (each stock option represents three common shares) (Note)
5. Payment required on exercise of stock option: Pending
6. Total amount of common shares of CYBIRD issued or transferred on exercise of stock options: Pending
7. Issuance of stock option certificates: stock option certificates will only be issued to stock option holders upon request.
8. Amount by which capital is increased for each common share issued through the exercise of the stock options: Pending
9. Number and category of persons granted stock options: 6 directors and 34 employees of CYBIRD will be granted stock options for a total of 40 people.

Note: Due to the share split conducted on November 19, 2004, the number of shares exchangeable for stock options was adjusted from one to three shares per unit.

Reference

(1) Date of Board of Directors' meeting to set agenda for annual general shareholders' meeting: May 25, 2004
(2) Date of approval of stock option item at annual general shareholders' meeting: June 29, 2004
(3) Exercise period for stock options: September 1, 2006 to August 31, 2010

(End of document)

File No.82-5139

<Translation>

CYBIRD

JASDAQ

URL : http://www.cybird.co.jp/english/investor/index.html

News Release

December 3, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
+81-3-5785-6110

Notice regarding Determination of Exercise Price, etc. of Grant Stock Option (Stock Acquisition Rights)

Tokyo, Japan, December 3, 2004 — CYBIRD Co., Ltd. today announced details for amount to be paid upon the exercise of stock options, total amount of common shares of CYBIRD issued or transferred on exercise of stock options, and amount by which capital is increased for each common share issued through the exercise of the stock options. These details remained pending in the press release issued on December 2, but were determined today, the stock option issue date.

1. Issue date for stock options:	December 3, 2004
2. Amount to be paid upon the exercise of stock options:	Per stock option—¥516,000 (Per common share—¥172,000) The exercise price was determined based on the closing price of the common stock of CYBIRD announced by the Japan Securities Dealers Association on December 3, 2004, the issue date. Amount to be paid upon the exercise of stock options is the price multiplied the exercise price by the number of common shares (three shares). (Because the average closing price (¥130,200) of each business day (Except for days when no trading of CYBIRD stock occurred.) of common stock of CYBIRD during the month of November 2004 was lower than the closing price on the issue date, the exercise price was determined the closing price on December 3, 2004.)
3. Total amount of common shares of CYBIRD issued or transferred on exercise of stock options:	¥825,600,000
4. Amount by which capital is increased for each common share issued through the exercise of the stock options:	¥86,000 per common share

Reference

(1) Date of the board of directors meeting to determine resolutions :	May 25, 2004
(2) Date of the general shareholders meeting :	June 29, 2004
(3) Exercise period for stock options:	From September 1, 2006 to August 31, 2010

(End of document)